SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D/A
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No. 1)


                                IBX Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                     Common

--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   449229103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


  Kevin W. Dornan, Esquire, 5185 Southeast 20th Street, Ocala, Florida 34471,
                           Telephone: (352) 694-6661
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 19, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 6 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.449229103                       13D/A             Page 2 of 4 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       The Tucker Family Spendthrift Trust
                                   65-6369368

                            Blue Lake Capital Corp.
                                   65-0703836
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

 Tucker Family Spendthrift Trust     PF
 Blue Lake Capital Corp.             WC


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Florida

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         Tucker Family Spendthrift Trust     7,843,750
                    Blue Lake Capital Corp.             2,187,500

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

   OWNED BY                             N/A
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         Tucker Family Spendthrift Trust     7,843,750
                    Blue Lake Capital Corp.             2,187,500

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                                       N/A
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Tucker Family Spendthrift Trust     7,843,750
Blue Lake Capital Corp.             2,187,500

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
                                       N/A
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Tucker Family Spendthrift Trust     18.771%
Blue Lake Capital Corp.             5.235%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

 Tucker Family Spendthrift Trust    OO (Trust)
 Blue Lake Capital Corp.            CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.449229103                       13D/A              Page 3 of 4Pages


________________________________________________________________________________
Item 1.  Security and Issuer.


                                  Common Stock
   IBX Group, Inc., 350 Northwest 12th Avenue, Deerfield Beach, Florida 33442
________________________________________________________________________________
Item 2.  Identity and Background.

     (a)        The Tucker Family Spendthrift Trust
     (b)        2500 N. Military Trail, Suite 225; Boca Raton, Florida  33431
     (c)        Family Trust
     (d)        None
     (e)        None
     (f)        Florida

     (a)        Blue Lake Capital Corp.
     (b)        2500 N. Military Trail, Suite 225; Boca Raton, Florida  33431
     (c)        Business Investors & Consulting Services
     (d)        None
     (e)        None
     (f)        Florida

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

     On December 19, 2001, the Tucker Family Spendthrift Trust loaned their affiliate, the Yankee Companies, Inc., ("Yankees") 468,750 of the shares subscribed to for purposes of providing year end bonuses to Yankees employees and consultants.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

     (a) On December 19, 2001, the Tucker Family Spendthrift Trust loaned their affiliate, the Yankee Companies, Inc., ("Yankees") 468,750 of the shares subscribed to for purposes of providing year end bonuses to Yankees employees and consultants.

     (b)        N/A

     (c)        N/A

     (d)        N/A

     (e)        N/A

     (f)        N/A

     (g)        N/A

     (h)        N/A

     (i)        N/A

     (j)        N/A

________________________________________________________________________________

CUSIP No.449229103                       13D/A              Page 3 of 4Pages

Item 5.  Interest in Securities of the Issuer.

     (a)  Tucker Family Spendthrift Trust  7,843,750       18.771%
          Blue Lake Capital Corp.          2,187,500       5.235%

     (b)  Tucker Family Spendthrift Trust  7,843,750 sole voting and disposition
          Blue Lake Capital Corp.          2,187,500 sole voting and disposition

     (c) On December 19, 2001, the Tucker Family Spendthrift Trust loaned their affiliate, Yankees, 468,750 of the shares subscribed to for purposes of providing year end bonuses to Yankees employees and consultants.

     (d)  N/A

     (e)  N/A

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On December 19, 2001, the Tucker Family Spendthrift Trust loaned their affiliate, Yankees, 468,750 of the shares subscribed to for purposes of
providing   year   end   bonuses   to   Yankees   employees   and   consultants.
________________________________________________________________________________
Item 7. Material to be Filed as Exhibits.


________________________________________________________________________________



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  December 28, 2001

                                        ----------------------------------------
                                                         (Date)


                                                 /s/ Leonard M. Tucker /s/
                                        ----------------------------------------
                                                       (Signature)


                                                  Leonard M. Tucker,Trustee
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).